SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             AremisSoft Corporation
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   040036-10-6
                                 -------------
                                 (CUSIP Number)

                                  Info-quest SA
                                25 Pantou Street
                         17671 Kallithea, Athens, Greece
                             Attn: Theodoros Fessas
 ---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 October 9, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ofiledo for the purpose of Section 18 of the Securities Exchange Act of 1934 (oActo) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  040026-10-6


--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON                                INFO-QUEST SA

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a  [  ]
         N/A                                                            b  [  ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of Greece
--------------------------------------------------------------------------------

                                       7.      SOLE VOTING POWER
              NUMBER OF
                SHARES                          3,732,923
             BENEFICIALLY             ------------------------------------------
                OWNED
               BY EACH                 8.      SHARED VOTING POWER
              REPORTING
             PERSON WITH                               0
                                      ------------------------------------------

                                       9.      SOLE DISPOSITIVE POWER

                                                3,732,923
                                      ------------------------------------------

                                      10.      SHARED DISPOSITIVE POWER

                                                        0
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,732,923
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                   [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.26%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement relates to the voting Common Stock, $.001 par value, of AremisSoft Corporation, a Delaware corporation ("AremisSoft" or the "Company"). The address of the Issuer's (AremisSoft) principal executive offices is 216 Haddon Avenue, Suite 607, Westmont, NJ 08108.

Item 2.  Identity and Background.

         Info-quest SA ("Info-quest") is a corporation organized under the laws of Greece. The directors of Info-quest are Theodoros Fessas, John Malamas, George Papadopoulos and Michalis Galouzidis. Mr. Fessas is the Managing Director, President and Chief Executive Officer of Info-quest. Mr. Popadopoulos is the General Manager and Mr. Malamas is the General Financial Manager of Info-quest. The principal business address and principal office of Info-quest is, 25 Pantou Street, 17671 Kallithea, Athens, Greece. The principal business of Info-quest is providing computer consulting, hardware installation and related services.

         Neither Info-quest nor any of the executive officers or directors of Info-quest have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 8, 1999, Info-quest entered into a voting agreement with LK Global (Holdings) NV, a Netherlands Antilles company controlled by Dr. Lycourgos
K. Kyprianou, the Company's Chairman of the Board. During the term of the voting agreement, 3,493,630 shares of the Company's Common Stock owned by LK Global (Holdings) NV was aggregated with shares held by Info-quest for purposes of the initial Schedule 13D. However, the voting agreement between Info-quest and LK Global (Holdings) NV has expired by its terms and, therefore, the shares held by LK Global (Holdings) NV will no longer be aggregated with those owned by Info-quest.

         On February 2, 2000, Info-quest entered into an Escrow Agreement with Bartel Eng Linn & Schroder to purchase 692,923 shares of Common Stock of AremisSoft from selling shareholders. The funds for the acquisitions were from bank loans made by EFG Eurobank S.A. and National Bank of Greece. The acquisitions included the purchase of 692,923 shares from AremisSoft at a purchase price of U.S. $29.00 per share for a total cash consideration of $20,094,767.

Item 4.  Purpose of the Transactions.

         Info-quest acquired the 692,923 shares of AremisSoft Common Stock for investment purposes.

         Info-quest, subject to and depending upon availability at prices deemed favorable by Info-quest, may purchase additional shares of the Company's Common Stock from time to time in the open market or in privately negotiated transactions with third parties. Affiliates of Info-quest, or others, may, from time to time, purchase additional shares. Further, while it is not the present intention of Info-quest to do so, it reserves the right to dispose of the shares of Common Stock held by it in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

         Info-quest now holds 3,732,923 shares of AremisSoft Common Stock, representing approximately 23.26% of AremisSoft's issued and outstanding shares. As a result of the expiration of the voting agreement entered into with LK
Global (Holdings) NV and described in Item 3 above, Info-quest is no longer deemed to be the beneficial owner of the AremisSoft shares held by LK Global (Holdings) NV and LK Global (Holdings) NV is no longer deemed to be the beneficial owner of the shares held by Info-quest.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.


Item 7.  Materials to be Filed as Exhibits.

         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.


                                                     INFO-QUEST SA,
                                                     a Greek Corporation


Dated:  November 23, 2000                        /s/ THEODOROS FESSAS
                                                     ---------------------------
                                                     Theodoros Fessas, Chairman
                                                     and Chief Executive Officer